Peninsula Gaming, LLC
Peninsula Gaming Corp.
301 Bell Street
Dubuque, Iowa 52001

March 25, 2010

VIA EDGAR

Ms. Amanda Ravitz, Esq.
Branch Chief - Legal
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Re:	Peninsula Gaming, LLC Peninsula Gaming Corp. Registration Statement on Form S-4 filed February 2, 2010 (File No: 333-164641)

Dear Ms. Ravitz:

On behalf of Peninsula Gaming, LLC and Peninsula Gaming Corp. (the “Companies”) and the subsidiary guarantors referenced in the Registration Statement (the “Guarantors” and, together with the Companies, the “Registrants”), this letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated February 24, 2010, setting forth comments to the Registration Statement (the “Registration Statement”) on Form S-4 filed with the Commission on February 2, 2010.

Set forth below are the Staff’s comments, indicated in bold, and, in italics set forth immediately following each comment, our responses thereto.

1. We note that you are registering the secured exchange notes and unsecured exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

In response to the Staff’s comment, the Registrants have filed the above-requested letter via electronic submission today.

Ms. Ravitz
March 25, 2010

We look forward to the Staff’s responses to the foregoing. Please do not hesitate to contact the undersigned with any questions or to discuss this correspondence.

 Very truly yours,

PENINSULA GAMING, LLC
PENINSULA GAMING CORP.

By:           /s/ Natalie A. Schramm
Name: Natalie A. Schramm
Title:   Chief Financial Officer

THE OLD EVANGELINE DOWNS, L.L.C.
DIAMOND JO, LLC
DIAMOND JO WORTH, LLC
BELLE OF ORLEANS, L.L.C.

By:           /s/ Natalie A. Schramm
Name: Natalie A. Schramm
Title:   Chief Financial Officer

cc: Nazim Zilkha, White & Case LLP